UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                            SyndicationNet.com, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                    87158M108
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                                 (CUSIP Number)

        Seth Farbman, 150 West 46thStreet, 6th Floor, New York, NY 10036
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  (Names, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                December 27, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87158M108                                          Page 1 of 4 Pages
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1         Names of Reporting Persons
          IRS Identification Nos. of Above Persons
          Seth Farbman
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2         Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) Not Applicable

          (b) Not Applicable

          Not Applicable

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3        SEC Use Only


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4        Source of Funds  PF

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5.        Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)

          Not Applicable

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6        Citizenship or Place of Organization     United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

7        Sole Voting Power   1,355,000

8        Shared Voting Power     Not Applicable

9        Sole Dispositive Power   1,355,000

10       Shared Dispositive Power     Not Applicable

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11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,355,000

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions) Not Applicable
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13  Percent of Class Represented by Amount in Row (9)    8.3%

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14  Type of Reporting Person (See Instructions) IN

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

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock of Syndicationnet.com, Inc. a Delaware corporation. The principal executive offices of Syndicationnet.com, Inc. are located at 1250 24th Street, NW, Suite 300, Washington, D.C. 20037. The phone number is 202/467-2788.


ITEM 2. IDENTITY AND BACKGROUND.

The identity of the person filing this statement is as follows:

    a.   Name: Seth Farbman
    b.   Address:  150 West 46th Street, 6th Floor, New York, NY 10036
    c.   Present Occupation: principal of edgar filing company
    d. The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
    e. The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    f.   Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person was issued shares of the Company's common stock for edgar services rendered to the Company, legal services, consulting services and for the forgiveness of loans due and fees payable to the Reporting person. The issuance of all shares of common stock were restricted.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes. The Reporting Person does not have any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, The Reporting Person is considered the beneficial owner of a total of 1,355,000 shares of Syndicationnet.com, Inc. common stock, representing approximately
8.3% of all issued and outstanding shares (16,244,088). The Reporting Person has sole voting power and sole power to dispose of the common stock. In December 2004, the Reporting Person has sold an aggregate of 20,000 shares of the Company's common stock at an average price of $.56. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In December 2004, the Reporting Person received 40,000 restricted shares of the Company's common stock as consideration for edgar filing services to be rendered to the company for a period of one year. Additionally, the Reporting Person entered into a consulting agreement with the Company and in May, 2004, the Reporting Person loaned the Company $7,500 which amount was converted into shares of the Company's restricted shares of common stock.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 2, 2005


                                           /s/ Seth Farbman
                                           -----------------------------------
                                               Seth Farbman